82-3361

Pernod Ricard

04 JAN -6 AM 7:21

SUPPL

AP/DD/401.2003

04012240

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Ref : 82-3361
Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

December 19, 2003

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated December, 18, 2003, the board of directors of our Company decided to pay an interim dividend of Euro 0,90 per share, for the 2003 fiscal year.

This payment will be paid on Tuesday the 13th of January, 2004.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours sincerely,

Emmanuel BABEAU
Chief Financial Officer

dlw 1/20

CC : Antoine PERNOD